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Exhibit H-1 - Proposed Form of Notice


Notice of Proposal to Issue Additional Common Shares

  New England Electric System (NEES), a registered holding company, has filed an Application/Declaration under Sections 6(a) and 7 of the 1935 Act and Rules 25, 45, 53, and 58 thereunder. NEES currently has outstanding 62,893,786 shares. NEES also has 2,075,866 treasury shares, including 1,897,094 shares which were acquired as part of a share buyback plan announced in August 1997, and 85,030,348 authorized but unissued shares.

  By Order dated March 25, 1998 (HCAR No. 26849), the Commission authorized NEES to issue, in one or more separate transactions, not exceeding one million common shares to be used to acquire the stock or assets of one or more "energy related companies" as defined in Rule 58(b) under the Act. To date, 75,455 shares were issued in connection with the first acquisition. NEES is currently evaluating several additional transactions; should these additional transactions be consummated, NEES will require more than the 924,545 authorized shares remaining. Accordingly, NEES seeks to increase its authorization to issue, in one or more separate transactions from time to time but not later than December 31, 2002, to two million common shares to be used to acquire stock or assets of one or more "energy-related companies." The additional common shares may be newly issued shares, treasury shares, or shares purchased on the open market.